                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)*


                    EVANS & SUTHERLAND COMPUTER CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   299096107
                                 (CUSIP Number)


                                 EDWIN R. BUSS
                             TREASURER, SECURITIES
                        I.G. INVESTMENT MANAGEMENT, LTD.
                               ONE CANADA CENTRE
                               447 PORTAGE AVENUE
                           WINNIPEG, MANITOBA CANADA
                                   R3C 3B6
                           TELEPHONE:  (204) 956-8240
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               SEPTEMBER 29, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 299096107


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Canadian Small Cap Fund
         Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 256,640
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 256,640

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    256,640

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.8%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 299096107

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Special Fund
         Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 142,700
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 142,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    142,700

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    1.6%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 299096107

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Pooled Equity Fund
         Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 54,260
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 54,260

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    54,260

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.6%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 299096107

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         I.G. Investment Management, Ltd.
         Reporting Person has no I.R.S. Identification Number

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 453,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 453,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    453,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.0%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2D

CUSIP NO. 299096107

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Trust Co. Ltd.
         Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 453,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 453,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    453,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.0%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

                                       2E

CUSIP NO. 299096107


1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Inc.
         Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 453,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 453,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    453,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.0%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2F

CUSIP NO. 299096107

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Trustco Inc.
         Reporting Person has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund for investment in Units of each of Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 453,600
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 453,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    453,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    5.0%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2G

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $.20 par value (the "Common Stock" or the "Securities"), of Evans & Sutherland Computer Corporation, a Utah corporation (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND.

         This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Cap Fund, Investors Special Fund and Pooled Equity Fund (collectively, the "Funds").

         All of the Reporting Persons have their principal places of business at:
                              One Canada Centre
                              447 Portage Avenue
                              Winnipeg, Manitoba
                              R3C 3B6

         IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

         Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

         The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

         The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

         The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

         IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

         Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

         Schedule 1 annexed hereto sets forth the name, principal occupation or employment and address of each of the executive officers and directors of IGI, Trustco, the Management Company, and the Trustee and is incorporated herein by reference. All such executive officers and directors are Canadian citizens except as indicated on Schedule 1. During the last five years, none of the Reporting Persons, nor to the best knowledge of any of them, any of the executive officers and directors listed on Schedule 1 hereto, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal (U.S.A.) or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons used an aggregate of approximately
$11,275,068.83 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the subject 453,600 shares of the Issuer's Common Stock was and is for investment only with no view to acquire or otherwise exercise control of or over the Issuer. The Funds may from time to time purchase additional shares of the Issuer's Common Stock and/or may from time to time sell any or all shares of Common Stock owned. None of the Reporting Persons has any commitment or other obligation to purchase or sell any shares of Common Stock of the Issuer, and the Management Company will do so on behalf of the Funds based upon the investment policies established by the Trustee for each Fund and the general and specific market conditions and the perceived prospects for the Issuer and the Issuer's Common Stock. In addition, the investment policy of each Fund limits its holdings in the stock of any issuer to 10% of the Fund's assets and to not more than 10% of any issuer's issued and outstanding common stock.

                 Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 453,600 shares of Common Stock, representing 5.0% of the 9,046,546 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-Q for the quarter ended June 27, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                           Shares of                               % of
                                                            Common                               Class of
                   Name                                      Stock                             Common Stock
                   ----                                      -----                             ------------
 Investors Group Inc.                                       453,600                                5.0%
 Investors Group Trustco Inc.                               453,600                                5.0%
 Investors Group Trust Co. Ltd.                             453,600                                5.0%
 I.G. Investment Management, Ltd.                           453,600                                5.0%
 Investors Canadian Small Cap Fund                          256,640                                2.8%
 Investors Special Fund                                     142,700                                1.6%
 Pooled Equity Fund                                         54,260                                 0.6%

         (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 453,600 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 453,600 shares of Issuer's Common Stock.

         (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the NASDAQ National Market System.

                                                                          Approximate Price
                                                                            Per Share ($)
                                        Amount of Shares                    (exclusive of
            Date                        Of Common Stock                      commissions)
       August 8, 1997                        1,000                              $28.88
       August 12, 1997                       2,500                              $28.88
       August 13, 1997                       1,500                              $29.00
       August 19, 1997                       3,000                              $29.00
     September 12, 1997                      3,500                              $30.25
     September 12, 1997                      1,500                              $30.25
     September 17, 1997                      4,600                              $30.25
     September 18, 1997                      8,800                              $30.50
     September 18, 1997                        100                              $31.00
     September 18, 1997                      3,900                              $30.50
     September 18, 1997                        100                              $31.00
     September 23, 1997                      6,600                              $31.55
     September 24, 1997                      5,000                              $32.75
     September 25, 1997                      5,500                              $32.50
     September 26, 1997                      2,000                              $32.50
     September 29, 1997                      2,300                              $32.86

         (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Investors Group Trust Co. Ltd. is the Trustee of the Funds. The Funds themselves do not have any officers, although the Trust Declarations creating the Funds provide that officers can be appointed. The Trust Declarations for the Funds provide that the Trustee has the sole discretion to invest the assets of the Fund, vote portfolio securities, and borrow any money to the extent that the Trustee in its discretion deems necessary. The Trust Declarations further authorize the Trustee to retain a manager to carry out the investment function and expressly state that the Management Company is that manager unless and until replaced. Pursuant to an Investment Management and Service Agreement for each Fund, the Management Company provides each Fund with day-to-day administrative services and with investment management services respecting transactions in securities of issuers in which the Fund may invest.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits A, B, C, D, E, F, G and H are attached hereto:

Exhibit A:       Joint Filing Agreement
Exhibit B:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Hugh Sanford Riley,
                 President and Chief Executive Officer of Investors Group Inc.
Exhibit C:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Richard Elliott Archer,
                 President of Investors Group Trustco Inc.
Exhibit D:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Wayne Stanley Walker,
                 President and Chief Executive Officer of Investors Group Trust
                 Co. Ltd.
Exhibit E:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Richard Elliott Archer,
                 President of I.G. Investment Management, Ltd.

Exhibit F:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Wayne Stanley Walker,
                 President and Chief Executive Officer of Investors Group Trust
                 Co. Ltd., as Trustee for Investors Canadian Small Cap Fund
Exhibit G:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Wayne Stanley Walker,
                 President and Chief Executive Officer of Investors Group Trust
                 Co. Ltd., as Trustee for Investors Special Fund
Exhibit H:       Power of Attorney to Edwin R. Buss, James Fossen or David M.
                 R. Cheop, as Attorney-in-Fact for Wayne Stanley Walker,
                 President and Chief Executive Officer of Investors Group Trust
                 Co. Ltd., as Trustee for Pooled Equity Fund

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 1998       INVESTORS GROUP INC.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Hugh Sanford Riley,
                                         President and Chief
                                         Executive Officer of
                                         Investors Group Inc.

December 18, 1998       INVESTORS GROUP TRUSTCO INC.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Richard Elliott Archer,
                                         President of
                                         Investors Group Trustco Inc.

December 18, 1998       INVESTORS GROUP TRUST CO. LTD.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Wayne Stanley Walker,
                                         President and Chief Executive Officer
                                         Investors Group Trust Co. Ltd.


December 18, 1998       I.G. INVESTMENT MANAGEMENT, LTD.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Richard Elliott Archer,
                                         President of
                                         I.G. Investment Management, Ltd.

December 18, 1998     INVESTORS CANADIAN SMALL CAP FUND



                               By:     /s/ Edwin R. Buss
                                       ----------------------------------------
                                       Edwin R. Buss,
                                       as Attorney-in-Fact for
                                       Wayne Stanley Walker,
                                       President and Chief Executive Officer of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Canadian Small Cap Fund

December 18, 1998     INVESTORS SPECIAL FUND



                               By:     /s/ Edwin R. Buss
                                       ----------------------------------------
                                       Edwin R. Buss,
                                       as Attorney-in-Fact for
                                       Wayne Stanley Walker,
                                       President and Chief Executive Officer of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Special Fund

December 18, 1998     POOLED EQUITY FUND



                               By:     /s/ Edwin R. Buss
                                       ----------------------------------------
                                       Edwin R. Buss,
                                       as Attorney-in-Fact for
                                       Wayne Stanley Walker,
                                       President and Chief Executive Officer of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Pooled Equity Fund

Schedule 1

The following sets forth certain information about directors and executive officers of Investors Group Inc., Investors Group Trustco Inc., Investors Group Trust Co. Ltd. and I.G. Investment Management, Ltd.

--------------------------------------------------------------------------------------------------------------------------
 Name and Residence or Employment Address  Present Principal Occupation or              Office and Directorship(s) Held
 and Citizenship, if not a Canadian        Employment; Name, Principal Business, and    in Reporting Persons
 Citizen                                   Address in Which Such Employment is
                                           Conducted (if Different from Business
                                           Address of Employer)
--------------------------------------------------------------------------------------------------------------------------
 James W. Burns, O.C.                      Deputy Chairman                              Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Andre Desmarais                           President & Co-Chief Executive Officer       Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Paul Desmarais, Jr.                       Chairman & Co-Chief Executive Officer        Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Paul G. Desmarais, P.C., C.C.             Chairman of the Executive Committee          Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 J. David A. Jackson                       Chairman                                     Director
 22nd Floor, P.O. Box 25                   Blake, Cassels & Graydon                     Investors Group Inc.
 Commerce Court West
 Toronto, Ontario
 M5L 1A9 (business)
--------------------------------------------------------------------------------------------------------------------------
 Wanda M. Dorosz                           President, Chief Executive Officer &         Director
 150 King Street West                      Managing Partner                             Investors Group Inc.
 Suite 1505, SunLife Tower                 Quorum Group of Companies
 P.O. Box 5
 Toronto, Ontario
 M5H 1J9 (business)
--------------------------------------------------------------------------------------------------------------------------
 Robert G. Graham                          Company Director                             Director
 77 Avenue Road                                                                         Investors Group Inc.
 Toronto, Ontario
 M5R 3R8 (business)
--------------------------------------------------------------------------------------------------------------------------
 Robert Gratton                            President & Chief Executive Officer          Director
 751 Victoria Square                       Power Financial Corporation                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Rt. Hon. Donald F. Mazankowski, P.C.      Company Director                             Director
 P.O. Box 1350                                                                          Investors Group Inc.
 5238 - 45 B. Avenue
 Vegreville, Alberta
 T9C 1S5 (business)
--------------------------------------------------------------------------------------------------------------------------
 John S. McCallum                          Professor of Finance                         Director
 Drake Centre, Room 462                    Faculty of Management                        Investors Group Inc.
 Winnipeg, Manitoba                        University of Manitoba
 R3T 2N2 (business)                                                                     Director
                                                                                        Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Roy W. Piper                              Self-employed farmer                         Director
 Box 160                                                                                Investors Group Inc.
 Elrose, Saskatchewan
 S0L 0Z0 (business)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Susan Sherk                               Senior Consultant                            Director
 Bonaventure Place                         AGRA Earth & Environmental                   Investors Group Inc.
 95 Bonaventure Avenue
 P.O. Box 2035, Station C
 St. John's, Newfoundland
 A1C 5R6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Hon. P. Michael Pitfield, P.C., Q.C.      Vice-Chairman                                Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Michel Plessis-Belair, F.C.A.             Vice-Chairman & Chief Financial Officer      Director
 751 Victoria Square                       Power Corporation of Canada                  Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Gerard Veilleux, O.C., D.U.               President                                    Director
 751 Victoria Square                       Power Communications Inc.                    Investors Group Inc.
 Montreal, Quebec
 H2Y 2J3 (business)
--------------------------------------------------------------------------------------------------------------------------
 Hugh Sanford Riley                        President & Chief Executive Officer and      President & Chief Executive
 447 Portage Avenue                        Director                                     Officer and Director
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 Canada
 R3C 3B6 (business)                        Director                                     Director
                                           Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.

                                           Chairman of the Board and Director           Chairman of the Board and
                                           I.G. Investment Management, Ltd.             Director
                                                                                        I.G. Investment Management, Ltd.
                                           Director
                                           Investors Group Trustco Inc.                 Director
                                                                                        Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Michael A. Miller                         Executive Vice-President, Products and       Executive Vice-President,
 447 Portage Avenue                        Distribution                                 Products and Distribution
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Richard Elliott Archer                    Executive Vice-President, Investments        Executive Vice-President,
 447 Portage Avenue                        Investors Group Inc.                         Investments
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 Canada                                    Director
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Director
                                                                                        Investors Group Trust Co. Ltd.
                                           President and Director
                                           I.G. Investment Management, Ltd.             President and Director
                                                                                        I.G. Investment Management, Ltd.
                                           Director and President
                                           Investors Group Trustco Inc.                 Director and President
                                                                                        Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Dale Alwyn George Parkinson               Executive Vice-President                     Executive Vice-President
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 Canada                                    Chairman of the Board and Director           Chairman of the Board and
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Director
                                                                                        Investors Group Trust Co. Ltd.

                                           Director                                     Director
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.

                                           Director and Chairman                        Director and Chairman
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 W. Gary Wilton                            Executive Vice-President, Client and         Executive Vice-President, Client
 447 Portage Avenue                        Information Services                         and Information Services
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 William Terrence Wright, Q.C.             Senior Vice-President, General Counsel &     Senior Vice-President, General
 447 Portage Avenue                        Secretary                                    Counsel & Secretary
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
                                           Vice President and General Counsel           Vice President and General
                                           Investors Group Trust Co. Ltd.               Counsel
                                                                                        Investors Group Trust Co. Ltd.
                                           Director, Senior Vice-President, General
                                           Counsel & Secretary                          Director, Senior Vice-President,
                                           Investors Group Trustco Inc.                 General Counsel & Secretary
                                                                                        Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Gregory D. Tretiak                        Senior Vice-President, Finance               Senior Vice-President, Finance
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Senior Vice-President, Finance               Senior Vice-President, Finance
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Jean-Guy Gourdeau                         Senior Vice-President, Strategic             Senior Vice-President, Strategic
 447 Portage Avenue                        Initiatives                                  Initiatives
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Sandra A. Metraux                         Senior Vice-President, Marketing             Senior Vice-President, Marketing
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Marketing                    Vice-President, Marketing
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Citizen of the United States of America
--------------------------------------------------------------------------------------------------------------------------
 Kevin E. Regan                            Senior Vice-President, Sales                 Senior Vice-President, Sales
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Sales Administration         Vice-President, Sales
                                           Investors Group Trustco Inc.                 Administration
                                                                                        Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Glen A. Torgerson                         Senior Vice-President, Sales                 Senior Vice-President, Sales
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Sales                        Vice-President, Sales
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Scott A. Penman                           Senior Vice-President, Equities              Senior Vice-President, Equities
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Executive Vice-President and Director        Executive Vice-President and
                                           I.G. Investment Management, Ltd.             Director
                                                                                        I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Alan Brownridge                           Senior Vice-President, Bonds                 Senior Vice-President, Bonds
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Senior Vice-President, Bonds                 Senior Vice-President, Bonds
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Robert G. Darling                         Senior Vice-President, Securities            Senior Vice-President,
 447 Portage Avenue                        Investors Group Inc.                         Securities
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 R3C 3B6 (business)                        Vice-President
                                           Investors Group Trust Co. Ltd.               Vice-President
                                                                                        Investors Group Trust Co. Ltd.
                                           Senior Vice-President, Securities and
                                           Director                                     Senior Vice-President,
                                           I.G. Investment Management, Ltd.             Securities and Director
                                                                                        I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Domenic Grestoni                          Senior Vice-President, Corporate             Senior Vice-President, Corporate
 447 Portage Avenue                        Investments                                  Investments
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
                                           Vice-President, Corporate Investments        Vice-President, Corporate
                                           Investors Group Trustco Inc.                 Investments
                                                                                        Investors Group Trustco Inc.
                                           Assistant Secretary
                                           Investors Group Trust Co. Ltd.               Assistant Secretary
                                                                                        Investors Group Trust Co. Ltd.
                                           Senior Vice-President, Corporate
                                           Investments                                  Senior Vice-President, Corporate
                                           I.G. Investment Management, Ltd.             Investments
                                                                                        I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Brian C. Weatherby                        Senior Vice-President, Taxation              Senior Vice-President, Taxation
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Vice-President, Taxation                     Vice-President, Taxation
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Murray Kilfoyle                           Senior Vice-President, Client Services       Senior Vice-President, Client
 447 Portage Avenue                        Investors Group Inc.                         Services
 Winnipeg, Manitoba                                                                     Investors Group Inc.
 R3C 3B6 (business)                        Vice-President, Client Administration
                                           Investors Group Inc.                         Vice-President, Client
                                                                                        Administration
                                                                                        Investors Group Inc.
--------------------------------------------------------------------------------------------------------------------------
 Charles W. Whelan                         Senior Vice-President, Property              Senior Vice-President, Property
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Senior Vice-President, Property and          Senior Vice-President, Property
                                           Director                                     and Director
                                           I.G. Investment Management, Ltd.             I.G. Investment Management, Ltd.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Ronald D. Saull                           Senior Vice-President and Chief              Senior Vice-President and Chief
 447 Portage Avenue                        Information Officer                          Information Officer
 Winnipeg, Manitoba                        Investors Group Inc.                         Investors Group Inc.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Donna L. Janovcik                         Assistant Secretary                          Assistant Secretary
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)                        Assistant Secretary                          Assistant Secretary
                                           Investors Group Trustco Inc.                 Investors Group Trustco Inc.
--------------------------------------------------------------------------------------------------------------------------
 Richard W. Irish                          Associate Secretary                          Associate Secretary
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Wayne Stanley Walker                      Senior Officer                               Senior Officer
 447 Portage Avenue                        Investors Group Inc.                         Investors Group Inc.
 Winnipeg, Manitoba
 Canada                                    President, Chief Executive Officer and       President, Chief Executive
 R3C 3B6 (business)                        Director                                     Officer and Director
                                           Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 Honourable Otto Lang, P.C., Q.C.          Chief Executive Officer                      Director
 570 - 444 St. Mary Avenue                 Centra Gas                                   Investors Group Trust Co. Ltd.
 Winnipeg, Manitoba
 R3C 3T1 (business)

--------------------------------------------------------------------------------------------------------------------------
 Sterling James McLeod                     Retired                                      Director
 447 Portage Avenue                                                                     Investors Group Trust Co. Ltd.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 D.A.A. Ammeter                            Vice President, Financial Planning           Vice President, Financial
 447 Portage Avenue                        Investors Group Trustco Inc.                 Planning
 Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 J. Wiltshire                              Vice President,  Marketing Investment        Vice President,  Marketing
 447 Portage Avenue                        Products                                     Investment Products
 Winnipeg, Manitoba                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 S. Fitzhenry                              Vice President, Product Marketing            Vice President, Product
 447 Portage Avenue                        Investors Group Trustco Inc.                 Marketing
 Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 L. Perreault                              Vice President, Communications               Vice President,
 447 Portage Avenue                        Investors Group Trustco Inc.                 Communications
 Winnipeg, Manitoba                                                                     Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Brian Victor Jones                        Vice President,  Client Services             Vice President,  Client Services
 447 Portage Avenue                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                                    Vice-President                               Vice-President
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.               Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 J.B. McKay                                Vice President,  Human Resources             Vice President,  Human Resources
 447 Portage Avenue                        Investors Group Trustco Inc.                 Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 A.J. Knowles                              Vice President, Training and Development      Vice President,
 447 Portage Avenue                        Investors Group Trustco Inc.                  Training and Development
 Winnipeg, Manitoba                                                                      Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 J. Hunek                                  Vice President,  Application Development      Vice President,  Application
 447 Portage Avenue                        Services                                      Development Services
 Winnipeg, Manitoba                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Rod DeVos                                 Vice President, Financial Services Systems    Vice President,
 447 Portage Avenue                        Investors Group Trustco Inc.                  Financial Services Systems
 Winnipeg, Manitoba                                                                      Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Robert C. Murdoch                         Vice President, Sales Automation              Vice President,  Sales
 447 Portage Avenue                        Investors Group Trustco Inc.                  Automation
 Winnipeg, Manitoba                                                                      Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 David Cheop, Q.C.                         Vice President,  Corporate Compliance         Vice President,  Corporate
 447 Portage Avenue                        Investors Group Trustco Inc.                  Compliance
 Winnipeg, Manitoba                                                                      Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Craig Johnston                            Vice President, Internal Audit                Vice President,
 447 Portage Avenue                        Investors Group Trustco Inc.                  Internal Audit
 Winnipeg, Manitoba                                                                      Investors Group Trustco Inc.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Douglas E. Jones                          Assistant Secretary                           Assistant Secretary
 447 Portage Avenue                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Donald J. MacDonald                       Assistant Secretary                           Assistant Secretary
 447 Portage Avenue                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Betty Jane Wylie                          Author                                        Director
 R.R. #1                                                                                 Investors Group Trust Co. Ltd.
 Mactier, Ontario
 P0C 1H0
--------------------------------------------------------------------------------------------------------------------------
 Jean-Claude Bachand                       Lawyer                                        Director
 Suite 3900                                Byers Casgrain                                Investors Group Trust Co. Ltd.
 1, Place Ville-Marie
 Montreal, Quebec
 H3B 4M7 (business)
--------------------------------------------------------------------------------------------------------------------------
 Roger George Joseph Blanchette            Treasurer                                     Treasurer
 447 Portage Avenue                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                                    Vice-President and Treasurer                  Vice-President and Treasurer
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
 Audrey Joan Penner                        Assistant Secretary                           Assistant Secretary
 447 Portage Avenue                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.
 Winnipeg, Manitoba
 Canada                                    Secretary                                     Secretary
 R3C 3B6 (business)                        Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
--------------------------------------------------------------------------------------------------------------------------
 William Donald Chornous                   Vice-President, Portfolio Manager             Vice-President, Portfolio
 447 Portage Avenue                        I.G. Investment Management, Ltd.              Manager
 Winnipeg, Manitoba                                                                      I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Tighe Alan McManus                        Vice-President, Portfolio Manager             Vice-President, Portfolio
 447 Portage Avenue                        I.G. Investment Management, Ltd.              Manager
 Winnipeg, Manitoba                                                                      I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Geoff Barth                               Vice-President, Portfolio Manager             Vice-President, Portfolio
 447 Portage Avenue                        I.G. Investment Management, Ltd.              Manager
 Winnipeg, Manitoba                                                                      I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Paul Hancock                              Vice-President, Portfolio Manager             Vice-President, Portfolio
 447 Portage Avenue                        I.G. Investment Management, Ltd.              Manager
 Winnipeg, Manitoba                                                                      I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Jeff Hall                                 Vice-President, Portfolio Manager             Vice-President, Portfolio
 447 Portage Avenue                        I.G. Investment Management, Ltd.              Manager
 Winnipeg, Manitoba                                                                      I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Donald Bruce Smith                        Vice-President, Mortgages                     Vice-President, Mortgages
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Murray James Mitchell                     Vice-President, Real Estate and Portfolio     Vice-President, Real Estate and
 447 Portage Avenue                        Manager                                       Portfolio Manager
 Winnipeg, Manitoba                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Canada                                                                                  Ltd.
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Michele Helen Peterson                    Vice-President, Mortgages, Ontario Region     Vice-President, Mortgages,
 Suite 210                                 I.G. Investment Management, Ltd.              Ontario Region
 200 Yorkland Blvd                                                                       I.G. Investment Management,
 Toronto  ON                                                                             Ltd.
 M2J 5C1
--------------------------------------------------------------------------------------------------------------------------
 Edwin Reinhold Buss                       Treasurer- Securities                         Treasurer- Securities
 447 Portage Avenue                        I.G. Investment Management, Ltd.              I.G. Investment Management,
 Winnipeg, Manitoba                                                                      Ltd.
 Canada
 R3C 3B6 (business)
--------------------------------------------------------------------------------------------------------------------------
 Allister Lawson Gunson                    Assistant Secretary                           Assistant Secretary
 447 Portage Avenue                        Investors Group Trust Co. Ltd.                Investors Group Trust Co. Ltd.
 Winnipeg, Manitoba
 Canada                                    Assistant Secretary                           Assistant Secretary
 R3C 3B6 (business)                        Investors Group Trustco Inc.                  Investors Group Trustco Inc.

                                           Assistant Secretary                           Assistant Secretary
                                           I.G. Investment Management, Ltd.              I.G. Investment Management,
                                                                                         Ltd.
--------------------------------------------------------------------------------------------------------------------------

Exhibit A

                             Joint Filing Agreement
                             ----------------------

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $.20 par value, of Evans & Sutherland Computer Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1998.


                        INVESTORS GROUP INC.



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss, as
                                Attorney-in-Fact for
                                Hugh Sanford Riley,
                                President and Chief
                                Executive Officer of
                                Investors Group Inc.

                        INVESTORS GROUP TRUSTCO INC.



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss, as
                                Attorney-in-Fact for
                                Richard Elliott Archer,
                                President of
                                Investors Group Trustco Inc.

                        INVESTORS GROUP TRUST CO. LTD.



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss, as
                                Attorney-in-Fact for
                                Wayne Stanley Walker,
                                President and Chief Executive Officer
                                Investors Group Trust Co. Ltd.

                        I.G. INVESTMENT MANAGEMENT, LTD.



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss, as
                                Attorney-in-Fact for
                                Richard Elliott Archer,
                                President of I.G. Investment
                                Management, Ltd.

                        INVESTORS CANADIAN SMALL CAP FUND



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss,
                                as Attorney-in-Fact for
                                Wayne Stanley Walker,
                                President and Chief Executive Officer of
                                Investors Group Trust Co. Ltd.,
                                as Trustee for
                                Investors Canadian Small Cap Fund

                        INVESTORS SPECIAL FUND



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss,
                                as Attorney-in-Fact for
                                Wayne Stanley Walker,
                                President and Chief Executive Officer of
                                Investors Group Trust Co. Ltd.,
                                as Trustee for
                                Investors Special Fund

                        POOLED EQUITY FUND



                        By:     /s/ Edwin R. Buss
                                -----------------------------------------------
                                Edwin R. Buss,
                                as Attorney-in-Fact for
                                Wayne Stanley Walker,
                                President and Chief Executive Officer of
                                Investors Group Trust Co. Ltd.,
                                as Trustee for
                                Pooled Equity Fund

Exhibit B
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Hugh Sanford Riley
                                        ---------------------------------------
                                                Hugh Sanford Riley


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit C
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Richard Elliot Archer
                                        ---------------------------------------
                                                Richard Elliot Archer


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit D
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Wayne Stanley Walker
                                        ---------------------------------------
                                                Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit E
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Richard Elliot Archer
                                        ---------------------------------------
                                                Richard Elliot Archer


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit F
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Wayne Stanley Walker
                                        ---------------------------------------
                                                Wayne Stanley Walker

         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit G
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Special Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Special Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Wayne Stanley Walker
                                        ---------------------------------------
                                                Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public

Exhibit H
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Pooled Equity Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Pooled Equity Fund any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                        /s/     Wayne Stanley Walker
                                        ---------------------------------------
                                                Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ---------------------------------------
                                                Notary Public